April 11, 2008


Securities and Exchange Commission
Washington, D.C. 20549
Attn: Jeffrey Riedler, Assistant Director
      Rose Zukin

VIA FACSIMILE AND EDGAR TRANSMISSION : 202-772-9217
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      Re:   Geron Corporation
            Registration Statement on Form S-3
            File No. 333-149969

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-149969) of Geron Corporation (the "Company"). We respectfully request that the Registration Statement become effective as of 4:00 p.m. EDT on Tuesday, April 15, 2008 or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Alan Mendelson at (650) 463-4693 or Mark Roeder at (650) 463-3043. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the "Commission") verifying the effective time and date of the Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Alan Mendelson and Mark Roeder, by facsimile to (650) 463-2600.

Pursuant to the staff's letter dated April 2, 2008, the Company acknowledges that the action of the Commission or staff declaring the Registration Statement effective does not: (i) foreclose the Commission from taking any action with respect to the filing; (ii) relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
(iii) enable the Company to assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Please do not hesitate to call the undersigned at (650) 473-7700 if you have any questions regarding this request.

                                     Very truly yours,

                                     /s/ David L. Greenwood
                                     ----------------------

                                     David L. Greenwood
                                     Executive Vice President and
                                     Chief Financial Officer


cc:   Alan C. Mendelson, Esq.
      Mark V. Roeder, Esq.


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